FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, March 25, 2009
Ger. Gen. N°54/2009

Mr. Guillermo Larrían R.
Superintendent
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449 Santiago

Dear Sir,

In accordance with articles 9 and 10, Point 2 of the Law 18,045 and the provisions set forth in the General Norm N° 30 issued by your Superintendence, and under the powers conferred on me, I inform you, as material information, that at the board meeting of Enersis S.A. held today, it was unanimously agreed to proposed to the General Shareholders Meeting of Enersis S.A. to be held on April 15, 2009 to distribute a final dividend of Ch$6.1 per share, this represents a 35.27% of the Company’s distributable income. After deducting the interim dividend of Ch$1.53931 per share paid in December 2008, the amount to be distributed to shareholders and paid in April 2009, would be Ch$4.56069 per share.

This would represent a total distribution of ThCh$148,911,848 as of December 31, 2008.

The above modifies the current dividend policy which determines the distribution of a final dividend of 70% of the distributable income of the Company. This proposed modification to the policy was agreed to as a prudent measure in connection with the world financial crisis, when Company’s liquidity becomes a very important aspect in a company’s financial plan. Additionally, the proposed dividend policy would represent a 53% increase compared with last year’s dividend.

Sincerely yours,

Ignacio Antoñanzas
Chief Executive Officer

c.c.	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander – Representative of bond holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: March 26, 2009